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                                 EXHIBIT 99(b)



                [GLOUCESTER COUNTY BANKSHARES, INC. LETTERHEAD]

                                                              December ___, 1995

Dear Shareholder:

     You are cordially invited to a Special Meeting of Shareholders of Gloucester County Bankshares, Inc. ("GCB") to be held on January 24, 1996, at 10:30 a.m. at Ron Jaworski's Eagle's Nest Country Club, Woodbury-Glassboro Road, Deptford, New Jersey.

     At this Special Meeting, holders of all outstanding shares of Common Stock, par value $5.00 per share (the "Shares"), of GCB will be asked to consider and vote upon a proposal to approve the merger of GCB with and into Fulton Financial Corporation ("FFC") (the "Merger"), in accordance with the terms of the Merger Agreement dated October 25, 1995, between GCB and FFC (the "Merger Agreement"). Pursuant to the Merger Agreement, each Share outstanding at the effective date of the Merger will automatically be converted into the right to receive a specified number of shares of FFC's Common Stock. Cash will be paid in lieu of fractional shares. FFC will survive the Merger and become the parent company of GCB's banking subsidiary, The Bank of Gloucester County.

     The Board of Directors of GCB, by a unanimous vote of all directors, has approved and declared the Merger advisable and recommends that the shareholders of GCB vote in favor of the Merger Agreement.

                                         Sincerely yours,



                                         Warner A. Knobe        Donald S. Carter
                                         President and Chief    Chairman of the
                                         Executive Officer      Board